	Subsidiaries of the Registrant		EXHIBIT 21

Parent Company	Subsidiary	Percent	State or Other Jurisdiction of Incorporation
WSFS Financial Corporation	Wilmington Savings Fund Society, Federal Savings Bank	100%	United States
	Cypress Capital Management, LLC	100	Delaware
	WSFS Capital Management, LLC	100	Delaware
	WSFS Wealth Management, LLC	100	Delaware
	WSFS Capital Trust III	100	Delaware
	Christiana Trust Company of Delaware	100	Delaware

Wilmington Savings Fund Society, Federal Savings Bank	WSFS Investment Group, Inc	100	Delaware
	Data Security Solutions, LLC	65	Delaware
	Monarch Entity Services, LLC	100	Delaware
	1832 Holdings, Inc.	100	Delaware
	Recovery One, LLC	100	Delaware
	Alliance Financial & Investment Services, LLC	100	Pennsylvania